EXHIBIT 99.1

Quantum BioPharma Strengthens Equity and Liquidity in Q2 2026 as FDA Approves Lucid-MS for Pivotal Phase 2 Clinical Trial

TORONTO, Aug. 14, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) ("Quantum" or the "Company"), has reported its financial and operational results for the second quarter of 2026, ended June 30, 2026.

As of June 30, 2026, the Company’s combined cash and cash equivalents, and digital assets, totaled approximately US$9.5 million, an increase from US$4.1 million as of December 31, 2025. Assuming the current cash burn rate for the first half of 2026, management confirms that current liquidity is sufficient to fund planned operations to at least October 2027.

Subsequent to quarter-end, the Company received U.S. Food and Drug Administration (FDA) approval to proceed with its Lucid-MS Phase 2 clinical trial in progressive multiple sclerosis, a pivotal regulatory milestone that advances the Company’s patented, first-in-class neuroprotective program into the next stage of clinical development.

Second Quarter 2026 Financial Results

Quantum delivered another quarter of disciplined execution, materially reducing both operating expenses and cash burn year-over-year while strengthening its treasury and overall balance sheet.

Liquidity and Balance Sheet Strength

  Combined cash, cash equivalents, and digital assets of approximately US$9.5 million as of June 30, 2026, increased from US$4.1 million as of December 31, 2025.
  Cash and cash equivalents nearly doubled to US$3.65 million, up from US$1.91 million at December 31, 2025.
  Total shareholders’ equity increased to US$6.09 million, up approximately 19% from US$5.10 million at December 31, 2025, reflecting a strengthened capital base.
  Working capital improved significantly to approximately US$1.66 million as of June 30, 2026, up from approximately US$0.42 million at December 31, 2025, driven by the stronger cash and digital asset position.

Key Financial Ratios (as of June 30, 2026)

  Current ratio of 1.2 as of June 30, 2026, compared to 1.07 as of December 31, 2025, indicating strengthened short-term liquidity and full coverage of near-term obligations.
  Quick ratio of 1.19 as of June 30, 2026, compared to 1.06 as of December 31, 2025 (current assets excluding inventory and prepaid expenses, divided by current liabilities), confirming robust liquidity even on a conservative basis.
  Debt-to-Equity ratio of 1.36 as of June 30, 2026, compared to 1.19 as of December 31, 2025. Importantly, approximately 47% of current liabilities, as of June 30, 2026, are associated with non-cash derivative fair value items, reflecting the Company’s strong balance sheet management.

Reduced Cash Burn and Cost Discipline

  Total operating expenses decreased by 53% in the second quarter of 2026 compared to the same period in 2025, to US$2.29 million from US$4.85 million.
  General and administrative expenses decreased by 47% in the second quarter of 2026 compared to the same period in 2025, to US$1.76 million from US$3.31 million.
  Cash used in operating activities fell 44% to US$3.46 million for the six months ended June 30, 2026, down from US$6.21 million in the same period of 2025, building on the reduction trend established in the first quarter.

Second Quarter & Subsequent 2026 Corporate Highlights

United States FDA Clearance to Proceed with Lucid-MS Phase 2 Trial in Progressive Multiple Sclerosis

Subsequent to quarter-end, on August 10, 2026, the Company announced that the U.S. Food and Drug Administration (FDA) had approved its Investigational New Drug (IND) application for Lucid-MS (Lucid-21-302), clearing the Company to advance its patented, first-in-class multiple sclerosis program into a randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with progressive MS, an area of substantial unmet medical need within a global MS therapeutics market anticipated to reach approximately US$38.62 billion by 2030 (Grand View Research, 2026).

Management Commentary

"FDA clearance to proceed with our Lucid-MS Phase 2 trial is a transformative moment for Quantum and the result of years of dedicated scientific research," said Zeeshan Saeed, Chief Executive Officer of Quantum.

“We brought total operating expenses down by more than 50% year-over-year in the second quarter, and our strengthened financial position assuming cash burn rate similar to the first half of 2026 provides a runway to at least October 2027 at our current budgeted spend," said Donal Carroll, Chief Financial Officer of Quantum.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. ("Unbuzzd") (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward Looking Information

Certain statements contained in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by words or phrases such as “may,” “should,” “anticipate,” “expect,” “potential,” “believe,” “intend,” “plan,” “estimate,” “project,” “continue,” “will” and similar expressions, including the negatives thereof.

Forward-looking statements contained in this news release include, but are not limited to, statements regarding: the Company’s expected liquidity and cash runway through at least October 2027; the anticipated initiation, timing, design, conduct and progress of the Company’s planned Lucid-MS Phase 2 clinical trial; future regulatory interactions, submissions and approvals relating to Lucid-MS; and the continued clinical development, therapeutic potential, safety and efficacy of Lucid-MS (Lucid-21-302).

The forward-looking statements contained in this news release are based on management’s current expectations, estimates, projections, assumptions and beliefs as of the date of this news release. With respect to the Company’s expected liquidity and cash runway, material assumptions include, among others, that the Company’s cash burn and operating expenditures will remain generally consistent with management’s current budget and the cash burn rate experienced during the first half of 2026; that the Company’s existing cash, cash equivalents and digital assets will remain available to fund planned operations; that there will be no material adverse changes in the value or liquidity of the Company’s digital assets; and that the Company will not incur material unanticipated expenditures or experience material changes to the timing or cost of its planned clinical development activities. Other material assumptions include the Company’s ability to advance Lucid-MS through clinical development substantially in accordance with its current plans; the availability of sufficient personnel, resources and clinical trial sites; successful patient enrollment and retention; and constructive interactions with regulatory authorities.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to: changes in the Company’s operating costs or cash burn rate; fluctuations in the value or liquidity of digital assets; the need for additional financing and the Company’s ability to obtain such financing on acceptable terms or at all; risks associated with the timing, initiation, conduct, enrollment, retention, cost and results of clinical trials; the possibility of delays or changes in the Company’s clinical development plans; uncertainty regarding future regulatory submissions, interactions, reviews and approvals; the possibility that clinical trial results may not demonstrate the anticipated safety or efficacy of Lucid-MS; and other risks associated with the Company’s business and operations generally.

Readers are cautioned that the foregoing list of risks and assumptions is not exhaustive. Additional information concerning risks and uncertainties affecting Quantum BioPharma is contained in the Company’s continuous disclosure filings, including its most recent annual information form and other filings available under the Company’s profile on SEDAR+ and through the EDGAR system of the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations and assumptions reflected in such forward-looking statements are reasonable as of the date hereof, there can be no assurance that such expectations will prove to be correct. Actual results and future events could differ materially from those anticipated in such statements.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement and are made as of the date of this news release. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Email: ir@quantumbiopharma.com , info@quantumbiopharma.com
Website: www.quantumbiopharma.com